

Mail Stop 3561

April 17, 2007

By Facsimile and U.S. Mail

Mr. Rami Abada
Chief Financial Officer
Jennifer Convertibles, Inc.
419 Crossways Park Drive
Woodbury, NY 11797

> **Re: Jennifer Convertibles, Inc.**
> **Form 10-K for the year ended August 26, 2006**
> **Filed November 22, 2006**
> **File No. 1-9681**

Dear Mr. Abada:

　　　　We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 15, 2007. Our review resulted in the following accounting comments.

Form 10-K for the Year Ended August 26, 2006

1) We note your response to comment 7 of our letter dated February 16, 2007. Given that you split revenue with the Private Company for the lifetime protection plans, it is not clear why you are obligated to provide the Private Company with monthly payments through August 2008. Please clarify what is the nature of these payments. Further, it appears that although you may continue to transfer your obligations under protection plans to the Private Company after the expiration of the agreement on August 30, 2008, the Private Company will still be responsible for performance of any obligations associated with contracts that it assumed previously. Please confirm if this is true.

2) We note your response to comment 8 of our letter dated February 16, 2007. Simply determining whether an entity is a VIE at its creation or at the reporting

enterprise's first date of involvement with that entity is *not sufficient* under FIN 46R. Based on your disclosure in Note 3 to your financial statements it appears that the Settlement Order issued on February 4, 2005, by the United States District Court for the Eastern District of New York was a reconsideration event pursuant to paragraph 7 of FIN 46R as the Order contained numerous changes with respect to the contractual agreements with the Private Company. It should be noted, that if one of the reconsideration events in paragraph 7 occurs, the entity's VIE status will be reevaluated as of that date, and a prior history of operating losses that have reduced the equity investment will be considered as part of that analysis. In this regard, reevaluate the Private Company's VIE status at such time the Order became effective. If you conclude that the Private Company is now a VIE, please address who is the primary beneficiary. Please be *detailed* in your response and discuss each contractual arrangement that changed since your initial involvement with the Private Company. We may have further comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant